Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-177963
January 10, 2013

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

On January 6, 2013, InvestmentNews, a weekly publication, published an article concerning Jones Lang LaSalle Income Property Trust, Inc., which we refer to as “our company” and, together with our company’s subsidiaries, “we”, “our”, and “us.” Referring to our company, the article states that our “target return is 8%.” We have not established a target return and, as disclosed in our prospectus, the use by us, our affiliates and all participants in our offering of forecasts is prohibited. Neither our prospectus nor marketing materials for use in connection with the offering include predictions about the amount or certainty of any cash benefits which may result from an investment in our common stock.
InvestmentNews is not affiliated with the company and none of the company, Jones Lang LaSalle Incorporated, our sponsor, LaSalle Investment Management, Inc., our advisor, LaSalle Investment Management Distributors, LLC, our dealer manager, or any of their affiliates has made any payment or given any consideration in connection with the article or any other publication by InvestmentNews concerning our company or our affiliates. The article, reproduced below, was not prepared by or with input from us and should not be considered offering material. You should consider statements in published articles only after carefully evaluating all of the information in our current prospectus, as supplemented from time to time.

Full Text of InvestmentNews Article Published on January 6, 2013

IN A WIREHOUSE FIRST, MERRILL OFFERS A NONTRADED REIT

Exec sees ‘significant’ demand for the product from mass affluent

•	Bruce Kelly

Bank of America Merrill Lynch's recent move to give its 17,500 registered representatives and investment advisers the ability to sell a nontraded real estate investment trust is a victory for the private-REIT industry, which has long desired to sell its products through national wirehouses.

Nontraded REITs have long been the provenance of independent broker-dealers such as LPL Financial LLC and Commonwealth Financial Network, which typically focus on mass-affluent retail clients and don't have large investment banking organizations under their roofs.

But about a month ago, Merrill began to offer the Jones Lang LaSalle Income Property Trust Inc. and, so far, has raised close to $50 million.

WIDER ACCEPTANCE?
“This is very exciting, positive news,” said Kevin Hogan, chief executive of the Investment Program Association, an industry trade group. “The industry is anxiously waiting to see how it goes.”

But others wondered whether the move by Merrill signaled that the firm and other wirehouses eventually will open their doors to the close-knit, more traditional nontraded- REIT sponsors.

“This is a big positive for industry, but the big question mark: will [Merrill] put marketing muscle, education and expertise in place so it turns out to be a success?” said Nicholas Schorsch, chairman and chief executive of American Realty Capital.

“That way, investors have a positive experience with [a REIT that produces] income, and opens up the channel” to outside REIT companies and sponsors, he said.

“We believe there is significant demand for an attractive, direct core real estate investment product among mass-affluent investors,” said Keith Glenfield, head of alternative investments for Merrill.

The REIT owns and manages a growing portfolio of high-quality income-producing properties diversified by property type and geographic region.

“The primary investment objectives are designed to provide attractive current income, preserve and protect invested capital, achieve [net asset value] appreciation over time and enable stockholders to utilize real estate as a long-term portfolio diversifier,” Mr. Glenfield said.

The minimum investment is $10,000, making the product attractive to mass-affluent investors, he said.

The REIT's target return is 8%.

Merrill is the first major wirehouse to sell a nontraded REIT. Its advisers have exclusive rights to sell the Jones Lang LaSalle Income Property Trust until April, when regional firms will be able to offer it.

Rival wirehouses can begin selling the REIT at the end of this year, Mr. Glenfield said.

The nontraded-REIT industry is dominated by large third-party sponsors such as Cole Real Estate Investments and Inland Real Estate Group of Cos. Inc. It has grown to a $10 billion-per-year business over the past decade, though some high-profile sponsors and broker-dealers have run into difficulties, including sharp devaluations and scrutiny from regulators.

It remains to be seen whether established nontraded-REIT sponsors will be able to sell their products through wirehouses in the wake of Merrill's decision to offer the Jones Lang LaSalle REIT.

The commission structure for the Jones Lang LaSalle Income Property Trust differs somewhat from that of most large nontraded REITs sold by reps affiliated with independent broker-dealers.

Those reps usually collect a 7% commission at the point of sale, with another 3% to 4% in fees divvied up among management and the REIT's adviser. That fee structure has drawn scrutiny as some larger nontraded REITs recently have posted disappointing valuations.

COMMISSION RANGE

The new REIT has a maximum one-time upfront commission of 2.5%. In addition, the commission decreases to 1% for purchases of $1 million or more.

Advisers, however, receive trailing commissions annually of 0.75%.

“The total annual management fee is 2.3%” for the new REIT, Mr. Glenfield said. “Out of that, the adviser is getting paid the normal grid rate and is making around 50 to 75 basis points.”

According to the prospectus for the Jones Lang LaSalle Income Property Trust, if sales reach the target amount of $2.7 billion, the maximum underwriting fees and expenses will total $270 million, or 10% of the amount sold. Those fees and expenses will be incurred over the offering period, which could last for up to six years.

Jones Lang LaSalle Income Property Trust, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Jones Lang LaSalle Income Property Trust, Inc. has filed with the SEC for more complete information about Jones Lang LaSalle Income Property Trust, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Jones Lang LaSalle Income Property Trust, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 652-0277.